DELAFIELD FUND, INC.
                                600 Fifth Avenue
                             New York, NY 10020-2302

May 5 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  Delafield Fund, Inc.--CIK No. 0000912896
     Request for Withdrawal of Amendment to Registration Statement on Form N-1A File No. 33-69760

Ladies and Gentlemen:


On February 25, 2005, the Delafield Fund, Inc. (the "Registrant") filed post-effective amendment no. 14 to its Registration Statement on Form N-1A, pursuant to Rule 485(a) of the Securities Act of 1933 (the "Act"). This post-effective amendment filing inadvertently listed an incorrect signature on the signature page of the EDGAR copy of the amendment (the hard copy of the filing contained the correct signature). The accession number for this filing was 0000759699-05-000029. The Registrant re-filed post-effective amendment no. 14 pursuant to Rule 485(a) of the Act on March 30, 2005, with the correct signature information, prior to April 29, 2005, the effective date of the original post-effective amendment no. 14 filing. The accession no. for the re-filed post-effective amendment no. 14 was 0000759699-05-000044. There were no securities sold in connection with the original post-effective amendment no. 14 filing since, pursuant to Rule 485(d), a subsequent Rule 485(a) filing was made prior to the original 485(a) filing becoming effective. The re-filed post-effective amendment no. 14 became effective on April 29, 2005, pursuant to the Registrant's request for acceleration under Rule 461 of the Act. The request for accelerated effectiveness was granted by Mary Cole of the Securities and Exchange Commission (the "Commission"), the Registrant's examiner.

The Registrant hereby requests that the Commission authorize a withdrawal of the original post-effective amendment no. 14 (accession no.
0000759699-05-000029) pursuant to Rule 477(a) of the Act, due to the technical error made on the signature page of that filing.


Sincerely,

Delafield Fund, Inc.



By:  /s/ Rosanne Holtzer
         Rosanne Holtzer
         Secretary

cc:      Mary Cole, Esq.